September 8, 2006

Stewart Schreiber
The Small Business Company
7140 Calabria Court, Suite B
San Diego, California 92122

>   **Re: The Small Business Company**
>   **Registration Statement on Form 10-SB**
>   **Filed August 15, 2006**
>   **File No. 000-52184**

Dear Mr. Schreiber:

We have the following comments to your filing. Please note that this filing will go effective automatically by operation of law on October 16, 2006. Since it appears that this filing was made voluntarily, you should consider withdrawing it prior to effectiveness if comments are still outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal prior to the automatic effectiveness date.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

1.   With a view towards disclosure, please tell us the purpose for filing this registration statement at this time.

Description of Business, page 3

2.   Please briefly describe your historic operations. Include a discussion of prior business operations, including whether you were in other industries before you

sought to develop your primary "DARE" products. We note the $708,588 in expenses over the past four years since inception. We also note that Optibuz, LLC appears to be a predecessor corporation.

Intellectual Property, page 5

3.   Please briefly describe the nature of your patent on your DARE process.

Management's Discussion and Analysis and Plan of Operations, page 6.

4.   We note your increase in operating expenses due to costs associated with the preparation to become a public company, yet that only addresses $47,470 of $86,078 of the increase. Please explain what other factors affected the increase.

Liquidity and Capital Resources, page 10

5.   We note your disclosure that you have used $708,588 in operating activities. Please reconcile, and revise as necessary, this to your statement of cash flows which discloses $207,168 used in operating activities since inception.

6.   We note your disclosure that you have received $74,695 through the sale of common stock. Please reconcile, and revise as necessary, to your statement of cash flows which discloses $155,500 in proceeds from the sale of common stock since inception.

7.   We note your disclosure that at June 30, 2006 you had a net working capital deficit of $104,884. Please reconcile this amount, and revise as necessary, to your balance sheet which shows a net working capital deficit of $54,292.

8.   We note your disclosure that your cash on hand and accounts receivable at June 30, 2006 "is sufficient to satisfy our operating requirements through fiscal year 2006." Please revise to disclose how long you can satisfy your cash requirements on a prospective basis in accordance with Item 303 of Regulation S-B. In addition, discuss under Milestones the expected source, timing and amount of the "funding" and the impact to your operations if you are unable to meet these funding requirements.

Milestones, page 8

9.   We note your extensive discussion of "receipt of funding" activities. Please disclose when you intend to seek this funding. We note your disclosure that you intend to raise funds "in the future."

Liquidity and Capital Resources, page 10

10.   Please disclose the other material terms of the unsecured convertible notes, including interest rate.

Description of Property, page 11

11.   We note you state that you rent 400 feet of office space. Please file the lease agreement as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 11

12.   We note you give the business address of The Small Business Company for Mr. Ferandell. What is the nature of his affiliation with the registrant, besides his equity ownership interest?

13.   If any of the shareholders listed in the table hold warrants, expand to provide footnote disclosure.

Executive Compensation, page 14

14.   We note that your employment agreements are limited to your "current financial ability to pay." Explain the process for deciding whether to pay compensation and, if so, how much to pay. Also disclose whether this decision is made annually or on some other timeframe. Disclose how your CEO's salary was calculated for fiscal year ended June 30, 2006.

15.   Please confirm you have disclosed all other compensation. We note the monthly allowances for medical and dental insurance.

Certain Relationships and Related Party Transactions, page 15

16.   Expand to disclose the issuance of shares to your officers and directors and amounts paid for them.

Recent Sales of Unregistered Securities, page 19

17.   Please disclose the information required from Item 701 of Regulation SB. Please disclose the section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available. Also, where shares were issued for services rendered, identify the recipients.

Financial Statements, page F-1

18.   Please update the financial statements, if necessary, as required by Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-1

19.   We note that the audit opinion only refers to the period from inception on November 26, 2002 through June 30, 2006. Please have your auditors revise their

opinion to reference your financial statements for the years ended June 30, 2006 and 2005.

Balance Sheet, page F-2

20.   Please revise to clarify which assets and liabilities are current in the balance sheets. We note the current caption at the top of each section but do not see any subtotals to distinguish between current and non-current amounts.

21.   Please revise the filing to clearly disclose in a footnote all the material terms of the notes payable to shareholders, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate. Please tell us whether the conversion price was at fair value and how you determined this, or if not at fair value, the amount of any beneficial conversion feature recorded under EITF 98-5 and 00-27.

22.   Please revise to report any retained deficit reported with a descriptive caption such as "deficit accumulated during the development stage" in the stockholders' equity section. Refer to paragraph 11(a) of SFAS 7.

Statements of Operations, page F-3

23.   Please tell us why you have not recorded any interest expense or imputed interest on the notes payable outstanding at June 30, 2006. Refer to APB 21.

24.   Please tell us why the weighted average number of shares used to compute your loss per share is the same for fiscal 2006 as the cumulative period from November 26, 2002 (inception) to June 30, 2006.

Statement of Stockholders' Equity, page F-4

25.   Please revise your statement of stockholder's equity to include the following additional information, for each issuance as applicable:

- The date and number of shares of stock or other equity securities issued for cash and for other consideration.

- The dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock or other equity securities. Dollar amounts shall be assigned to any non-cash consideration received.

> • For each issuance involving non-cash consideration, the nature of the non-cash consideration and the basis for assigning amounts.

> Refer to paragraph 11(d) of SFAS 7.

26.   We note on the statement of stockholders' equity that you converted $77,500 of debt into 1,364,000 common shares during fiscal 2005. Please reconcile this with the disclosures on page 19 which state that you issued 880,000 common shares upon conversion of a $50,000 note, 220,000 common shares upon conversion of a $12,500, 176,000 common shares upon conversion of a $10,000 note, and 88,000 common shares upon conversion of a $12,500 note during November and December 2004.

Statements of Cash Flows, page F-5

27.   Please reconcile the proceeds from issuance of notes payable of $75,000 in the cumulative since inception column to the proceeds received during fiscal 2006 and 2005 which disclose $75,000 and $12,500, respectively. Additionally, reconcile the total proceeds received since inception to the statement of stockholders' equity which shows the conversion of $77,500 of debt during fiscal 2005 and the balance sheet which shows $75,000 of debt outstanding at June 30, 2006.

28.   Please reconcile the common stock issued for services of $220,800 in the cumulative since inception column to the statement of stockholders' equity which shows $1,300, $123,250, and $18,750 of common stock issued for services during fiscals 2003, 2004, and 2006, respectively.

29.   Please revise to provide supplemental disclosures of non-cash investing and financing activities, such as conversion of notes payable, if applicable. See paragraph 32 of SFAS 95.

Note 2. Summary of Significant Account Policies, page F-6

General

30.   Please revise to disclose the specific development activities that you are engaged in, in accordance with paragraph 12 of SFAS 7. In addition, tell us why you believe you are still in the development stage, considering your revenues for the last two years.

Earnings (Loss) per Share, page F-6 and Earnings Per Share, page F-7

31.   Please tell us why you have two different earnings per share accounting policies and revise as necessary.

Stock Based Compensation, page F-8

32.   We refer to your disclosure that you utilized the fair value of the services rendered in determining fair value of the stock compensation to non-employees. Paragraph 7 of Statement 123R requires that a company determine value for awards to nonemployees using the fair value of the goods or services received or the fair value of the equity instruments issued, whichever is more reliably measurable. Please tell us why you believe that the fair value of the goods or services is more reliably measurable than the fair value of the stock. In your response you should discuss the facts and circumstances of each transaction. Please note that it is believed to be somewhat rare that the fair value of the services would be more reliably measured and, generally, the fair value of the equity instrument is more reliable measure.

Note 3. Going Concern, page F-8

33.   We note your discussion regarding the Company's ability to continue as a going concern. Please revise to include a detailed discussion of the Company's viable plan of operations, including your anticipated funding program and expected costs, financing needs and sources of financing in accordance with FRC 607.02. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entity's continued existence should also be discussed. You should also discuss the expected impact if you are not able to raise the necessary financing.

Note 4. Employment Agreements, page F-8

34.   We note that the employment agreements limit the salary to the current financial ability of the Company to pay the salary and provide no back payment of unpaid amounts. Please tell us whether you have accrued all salary amounts under these employments agreements, even if they have not been paid. Refer to Staff Accounting Bulletin Topic 1.B.1.

Note 5. Options and Warrants, page F-9

Warrants, page F-9

35.   We note that you used the minimal value option valuation method in determining the fair value of warrants granted to non-employees. SFAS 123 requires the use of the fair value method in determining the value of equity instruments issued to non-employees. Please revise as necessary.

36.   Please tell us how you determined the risk free interest rate of 2%.

Note 6. Stockholders' Equity, page F-10

Common Stock, page F-10

37.   Please revise this section to discuss the timing of expense recognition and the basis for determining the value of the stock granted for services rendered. That is, disclose whether you recorded the expense based upon the fair value of the equity instruments or the fair value of the services received. If you recorded the expense based upon the fair value of the equity instrument, please tell us how you determined fair value. In addition, explain any significant differences between the per share price of the stock issued for services and the stock issued for cash during the same period.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker at (202) 551-3616 or in her absence, Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director